Exhibit 99.1

Seadrill Limited (SDRL)—First quarter 2019 results

May 23, 2019- Seadrill Limited (“Seadrill” or “the Company”), a world leader in offshore drilling, announces its first quarter results for the period ended March 31, 2019.

Highlights

•	Revenue of $302 million

•	Operating loss of $71 million

•	Adjusted EBITDA[1] of $72 million

•	93% economic utilization[2]

•	Reported net loss of $296 million and net loss per share of $2.95

•	Total cash of $1.9 billion

•	Seadrill Limited order backlog of approximately $1.9 billion

•	$130 million added to backlog since our last earnings report in February

	Seadrill Limited
Figures in USD million, unless otherwise indicated	Q1 2019	Q4 2018	% Change
Total Operating Revenue	302	292	3%
Adjusted EBITDA[1]	72	73	(1)%
Margin (%)	23.8%	25.0%	(1.2)%
Operating Loss	(71)	(69)	(3)%

Anton Dibowitz, CEO, commented:

“We continue to see increased contracting activity in the deepwater market, in many instances with improved contract terms such as mobilization payments and certain capex being paid for by the customer. While the spot market for short term work remains competitive, we are starting to see improvements in rates for longer term work.

Our recent announcements relating to opportunities in Angola and Qatar position us well for work in these regions and we are excited by the prospect.”

[1]

Adjusted EBITDA represents operating income before depreciation, amortization and similar non-cash charges. Additionally, in any given period we may have significant, unusual or non-recurring items which we may exclude from Adjusted EBITDA for that period. When applicable, these items would be fully disclosed and incorporated into the required reconciliations from US GAAP to non-GAAP measures. Refer to the Appendix for the reconciliation of operating income to Adjusted EBITDA, as operating income is the most directly comparable US GAAP measure.

[2]	Economic utilization is calculated as total revenue, excluding bonuses, for the period as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.

First Quarter Financial Results

Income Statement

Figures in USD million, unless otherwise indicated	Q1 2019	Q4 2018	% Change
Total operating revenues	302	292	3%
Total operating expenses	(399)	(382)	(4)%
Other operating income	26	21	24%

Operating loss	(71)	(69)	(3)%

Total financial items and other expense, net	(207)	(285)	27%
Income tax expense	(18)	(6)	(200)%

Net loss	(296)	(360)	18%

Revenues of $302 million for the first quarter (4Q18: $292 million) increased by 3% primarily due to reimbursable revenues for which there is a corresponding reimbursables expense. Excluding reimbursable revenues, revenue was broadly flat as the lower utilization level on our floater fleet and the lower dayrate on the West Callisto contract extension was offset by the West Carina commencing operations.

Total operating expenses of $399 million for the first quarter (4Q18: $382 million) increased by 4%. This was primarily due to reimbursable expenses mentioned above, and a small increase in vessel and rig operating expenses due to the commencement of the West Carina.

Other operating income of $26 million for the first quarter (4Q18: $21 million) relates to the final installment of an overdue receivable which was not recognized as an asset as part of fresh start accounting.

Operating loss was $71 million (4Q18: $69 million) as a result of the movements referred to above.

Adjusted EBITDA for the first quarter was $72 million which was higher than our guidance of $60 million primarily due to deferred timing of spend relating to moving stacked rigs to lower cost locations.

Total financial and other items resulted in an expense of $207 million in the quarter (4Q18: $285 million). The decrease in the expense was primarily due to movements in marketable securities related to our investment in Seadrill Partners common units and Archer, movements in the market value of our interest rate cap derivatives and results from associated companies after taking into account the unwind of basis differences (See Appendix II).

Income tax expense for the quarter was $18 million (4Q18: $6 million) based on the forecasted annual effective tax rate for the full year being applied to the first quarter results.

Net loss was $296 million (4Q18: $360 million) resulting in loss per share of $2.95 (4Q18: $3.62).

Balance sheet

Figures in USD million, unless otherwise indicated	Q1 2019	Q4 2018	% Change
Current assets	2,616	2,767	(5)%
Non-current assets	7,931	8,081	(2)%

Total assets	10,547	10,848	(3)%

Current liabilities	811	464	75%
Non-current liabilities	6,957	7,311	(5)%
Equity and redeemable non-controlling interest	2,779	3,073	(10)%

Total liabilities, redeemable non-controlling interest and equity	10,547	10,848	(3)%

Total current assets were $2.6 billion (4Q18: $2.8 billion). The movement mainly reflects lower operating cash flow for the quarter, a reduction in restricted cash following a $33 million payment to settle PIK interest on the Senior Secured Notes, a decrease in marketable securities related to the carrying value of Seadrill Partners common units and the mark to market valuation of our interest rate caps.

Total non-current assets were $7.9 billion (4Q18: $8.1 billion). The movement was mainly due to the normal depreciation of our drilling units and capital expenditures in the quarter, a decrease in investments in associated companies primarily related to the amortization of basis differences and the amortization of favorable contracts (See Appendix II).

Total current liabilities were $0.8 billion (4Q18: $0.5 billion). The movement relates primarily to two items:

•

During the quarter we launched a consent solicitation process to amend the Senior Secured Notes indenture which included a $341 million subsequent tender offer to purchase $311 million of principal amount outstanding. As a result of this process the $311 million being purchased was reclassified as a current liability; and

•	$67 million of secured bank debt became current related to amortization payments scheduled in 1Q 2020, which we have the ability to defer.

Total non-current liabilities were $7.0 billion (4Q18: $7.3 billion). The decrease was primarily due to the corresponding movement from long term debt to current as mentioned above.

Total equity and redeemable non-controlling interest was $2.8 billion as at March 31, 2019 (4Q18: $3.1 billion), primarily reflecting the net loss for the quarter.

Cash Flow Statement

•	Net cash used by operating activities for the three month period ended March 31, 2019 was $99 million (4Q18: $33 million cash provided).

•	Net cash provided by investing activities was $2 million (4Q18: $13 million) as the portion of the West Vela dayrate received from Seadrill Partners was partially offset by capex.

•

Net cash used in financing activities was $4 million (4Q18: $179 million) reflecting repayments of debt made related to three consolidated variable interest entities managed and financed by Ship Finance International Limited from whom we lease rigs under sale and leaseback arrangements.

Liquidity

As at March 31, 2019, total cash was $1.9 billion (4Q18:$2.0 billion) which includes $428 million (4Q18: $461 million) in restricted cash.

The first scheduled amortization installments under our secured bank facilities start in Q1 2020. Under the terms of the bank financing agreements we have the ability to defer up to $500 million of amortization payments (Amortization Conversion Election facility or “ACE”) up to 120 days before such payment becomes due. The deferred amortization then becomes part of the balloon payment for each relevant facility. Based on the amortization schedule, the ACE has capacity to defer the first five quarters of amortization.

Costs

In addition to our own fleet of 35 rigs, we manage 11 rigs for Seadrill Partners, 5 rigs for Seamex and 2 rigs for Northern Drilling. Reported G&A for the quarter of $31 million (4Q18: $31 million) includes $8 million related to rigs we manage, which is charged out on a cost plus basis and recognised in Other Revenues. Excluding G&A costs related to rigs we manage, G&A for Seadrill Limited’s 35 owned rigs was $23 million (4Q18: $20 million).

Similarly, reported rig operating cost for the quarter of $199 million (4Q18: $195 million) includes approximately $11 million related to rigs we manage, which is charged out on a cost plus basis and also recognised in Other Revenues. Excluding rig operating costs related to rigs we manage, rig operating costs for Seadrill Limited’s 35 owned rigs was approximately $188 million (4Q18: $184 million).

Fleet Status & Utilization

Seadrill owns and operates 19 floaters and 16 jackups and manages Seadrill Partners, SeaMex and Northern Drilling1 units. The first quarter status and performance of the group’s delivered rig fleet is as follows:

Three months ended March 31, 2019	SDRL	SDLP	Seamex	Seadrill Group
Floaters
Operating floaters	8	4	n/a	12
Operating floaters economic utilization	91%	97%	n/a	94%
Idle floaters	11	4	n/a	15
Total floaters	19	8	n/a	27
Jack-ups
Operating jack-ups	8	n/a	5	13
Operating jack-up economic utilization	97%	n/a	99%	98%
Idle jack-ups	8	n/a	—	8
Total Jack-ups	16	n/a	5	21
Tender rigs
Operating tender rigs	n/a	3	n/a	3
Operating tender rigs economic utilization	n/a	99%	n/a	99%
Idle tender rigs	n/a	—	n/a	—
Total tender rigs	n/a	3	n/a	3
Total operating rigs	16	7	5	28
Total operating rigs economic utilization	93%	97%	99%	96%
Total idle rigs	19	4	—	23
Total rigs	35	11	5	51

[1]	Northern Drilling units are not in operation and therefore excluded from the table

New Contracts, Backlog and Joint Ventures

Our contract backlog, as of May 23, 2019, totalled approximately $1.9 billion. Since our last earnings report in February we have added $130 million of additional backlog as follows:

•	The AOD I was awarded a three year follow on contract with Saudi Aramco keeping the unit employed until June 2022 adding approximately $82 million in backlog.

•	Equinor exercised two options for the West Hercules in Norway adding approximately $17 million in backlog. The unit is expected to be employed until Q1 2020.

•	The West Telesto was awarded a six firm plus two option well contract in Malaysia. The total backlog is approximately $17 million with commencement in June 2019.

•

The West Carina was awarded a one well contract with Petronas in Brunei adding total backlog of approximately $8 million. The contract award included mobilization revenue of $1.8 million. The unit is expected to work in direct continuation of its existing contract with Petronas in Malaysia.

•	The West Gemini will complete an additional well in Angola keeping the rig employed into June 2019 adding approximately $6 million in backlog.

In February, we established a 50:50 joint venture with Sonangol called Sonadrill, to operate four drillships, focusing on opportunities in Angolan waters. Each of the joint venture parties will bareboat two drillships into Sonadrill and we will manage and operate all the units. We continue to work with Sonangol to secure contracts for these units.

As recently announced, Qatar Petroleum has awarded 6 drilling contracts to Gulf Drilling International Ltd (GDI) in connection with its North Field expansion project. Seadrill has an existing Strategic Cooperation Agreement (SCA) with GDI under which one rig is currently operating in Qatar. The Company is working with GDI to finalize an agreement to provide up to 5 additional Jack-up rigs under the terms of the SCA. We believe this is an attractive opportunity that will further strengthen the relationship between the parties and positions us well for future work in Qatar.

Newbuilds

The contracts for the eight jack-ups with Dalian shipyard have now all been cancelled and we have no remaining newbuild commitments (See note 25 in the 6-K).

Non-Consolidated Entities:

In addition to owning and operating our offshore drilling units, we have four other material investments that are not consolidated and which are recognized as either Marketable Securities or Investments in Associated Companies:

Seadrill Partners

We own 35% of Seadrill Partners common units, 16 million of the subordinated units, have direct ownership stakes in two operating companies that are Seadrill Partners subsidiaries: a 49% stake in Seadrill Capricorn Holdings and a 42% stake in Seadrill Operating LP and have a 39% direct ownership stake in the West Capella. The combined effect of this is that we have an economic interest in Seadrill Partners of around 65%.

Seadrill Partners owns and operates 8 ultra deepwater drilling units and 3 tender rigs. Revenues for the first quarter were $204 million and adjusted EBITDA was $109 million. As at March 31, 2019 it had backlog of $755 million, cash and cash equivalents of $773 million and total debt of $3.0 billion.

SeaMex Limited

We own 50% of Seamex Limited, a joint venture with FinTech. It owns and operates five jack-up drilling units located in Mexico which are all on contract with Pemex and conclude between 2021 and 2023. Revenues for the first quarter were $55 million and EBITDA was $32 million. As at March 31, 2019, it had backlog of $1.0 billion, total cash of $105 million, bank debt of $274 million and two loans, including interest, from Seadrill totaling approximately $402 million.

Seabras Sapura

We own 50% of Seabras Sapura, a joint venture with Sapura Energy, that owns and operates 6 pipe-laying service vessels in Brazil that are all on contract with Petrobras and conclude between 2019 to 2024. Revenues for the first quarter were $122 million and EBITDA was $78 million. As at March 31, 2019 it had backlog of $1.6 billion, total cash of $235 million and bank debt of $829 million.

Archer Limited

We own a 15.7% stake in Archer, a global oilfield service company that specializes in drilling and well services. Revenues for the first quarter were $226 million and EBITDA was $25 million. As of March 31, 2019, it had total cash of $32 million and debt of $584 million.We have a subordinated convertible loan which matures in December 2021 and has a conversion right into equity of Archer Limited in 2021 based on a strike price of US$2.083 per share.

As part of the Seadrill restructuring process, cross default risk between Seadrill Limited and its non-consolidated entities referred to above was eliminated. The interests in these assets have been pledged as security to the Senior Secured Notes and we believe have significant collateral value. We remain focused on retiring the Senior Secured Notes to release this value.

Subsequent Events

Since the end of the first quarter:

•

The $341 million tender offer to purchase $311 million of principal amount of Senior Secured Notes has been completed and the amendments to the indenture have come into effect. The $341 million was comprised of $296 million of restricted cash and $45 million of unrestricted cash which all related to cash held in accounts that are pledged as collateral to the Senior Secured Notes under the terms of the indenture.

Second Quarter Guidance

Adjusted EBITDA for the second quarter of 2019 is expected to be lower than the first quarter Adjusted EBITDA at around $55 million primarily reflecting:

•	Non-repeat of the overdue receivable; offset by

•	The West Castor operating for a full quarter; and

•	Start up costs for the West Carina which were incurred in Q1.

Forward-Looking Statements

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, day rates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, dry-docking and other costs of maintenance of the drilling rigs in the Company’s fleet, the cost and timing of shipyard and other capital projects, the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, international financial market conditions changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally and any impacts to our business from our recent restructuring. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC, including its 2018 Annual Report on Form 20-F (File No. 333-224459).

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.”

May 23, 2019

The Board of Directors

Seadrill Limited

Hamilton, Bermuda

Questions should be directed to Seadrill Management Ltd. represented by:

Anton Dibowitz:	Chief Executive Officer
Mark Morris:	Chief Financial Officer
John Roche:	Vice President Investor Relations

Media contacts:

Iain Cracknell

Director of Communications

Seadrill Management Ltd.

+44 (0)208 8114702

Appendix I - Reconciliation of Operating Income to Adjusted EBITDA

Adjusted EBITDA represents operating income before depreciation, amortization and similar non-cash charges. Additionally, in any given period we may have significant, unusual or non-recurring items which we may exclude from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our ongoing financial and operating strength. We believe that Adjusted EBITDA assists investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA should not be considered as an alternative to operating income or any other indicator of Seadrill Limited’s performance calculated in accordance with the US GAAP.

The table below reconciles operating income to Adjusted EBITDA.

(In $ million)	Q2 2019 Guidance	Q1 2019	Q4 2018
Operating loss	(93)	(71)	(69)
Depreciation	109	108	111
Amortization of favorable and unfavorable contracts	39	35	31

Adjusted EBITDA	55	72	73

Appendix II - Amortization profile as at Q1 2019

(In $ million)	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20
Amortization of intangible contracts	(35)	(39)	(38)	(23)	—	—
Unwinding of basis differences	(28)	(28)	(18)	(13)	(11)	(11)
Amortization of debt fair value discount	(12)	(12)	(12)	(12)	(12)	(12)

(In $ million)	2020	2021	2022	2023	2024	Thereafter	Total
Amortization of intangible contracts	(1)	(1)	(1)	(1)	(1)	(21)	(26)
Unwinding of basis differences	(38)	(1)	12	37	63	1,183	1,256
Amortization of debt fair value discount	(47)	(47)	(47)	(33)	(18)	(19)	(211)